                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-49675

                                8,761,291 SHARES

                            VISUAL EDGE SYSTEMS INC.

                                  COMMON STOCK
                               ------------------

    This Prospectus relates to the offer and sale from time to time by each of the stockholders listed under "Selling Stockholders" (collectively, the "Selling Stockholders") of an aggregate of 8,761,291 shares (the "Shares") of Common Stock, $.01 par value per share (the "Common Stock"), of Visual Edge Systems Inc. (the "Company"), which Shares consist of the following: (i) 7,450,000 shares of Common Stock sold or issuable to certain Selling Stockholders in connection with the Marion Agreement (as defined herein); (ii) an aggregate of 929,291 shares of Common Stock owned by, or issuable to, the Funds (as defined herein) in connection with the June Financing, as amended (as defined herein);
(iii) 102,000 shares issuable to Greg Norman in connection with the Greg Norman License (as defined herein); (iv) 270,000 shares issued to a Selling Stockholder as consideration for financial services provided to the Company; and (v) an aggregate of 10,000 shares owned by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby.

    The Common Stock of the Company is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "EDGE." On April 13, 1998, the last reported sale price of the Common Stock as quoted on Nasdaq was $3.50 per share.
                            ------------------------

    THE SHARES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                            ------------------------

    The Shares may be sold from time to time in brokerage transactions at or near prevailing market prices, or in privately negotiated transactions for the account of each of the Selling Stockholders. Marion Interglobal, Ltd. and/or its assigns ("Marion") has agreed to bear all expenses (other than discounts, selling commissions and stock transfer taxes relating to the Shares owned by the Selling Stockholders besides Marion) incurred in connection with the registration and sale of the Shares being registered hereby. See "Selling Stockholders" and "Plan of Distribution."
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.
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                 THE DATE OF THIS PROSPECTUS IS APRIL 15, 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60601; and 7 World Trade Center, 13th Floor, New York, New York 10007. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including the Company, that file electronically with the Commission. The address of such site is HTTP://WWW.SEC.GOV.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated therein by reference. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be inspected and copied in the manner and at the locations described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, previously filed with the Commission by the Company, are hereby incorporated by reference into this Prospectus:

        1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

        2. The Company's Current Reports on Form 8-K dated February 9, 1998 and April 7, 1998; and

        3. The description of the Common Stock set forth in the Company's Registration Statement filed pursuant to Section 12 of the Exchange Act on Form 8-A on July 11, 1996, and any amendment or report filed for the purpose of updating any such description.

    All reports and other documents subsequently filed by the Company after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents or reports.

    Any statement contained in a document incorporated or deemed to be incorporated into this Prospectus by reference shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated into this Prospectus by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED HEREIN BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO VISUAL EDGE SYSTEMS INC., 2424 NORTH FEDERAL HIGHWAY, SUITE 100, BOCA RATON, FLORIDA 33431, ATTENTION: EARL TAKEFMAN (561) 750-7559.

                                  THE COMPANY

    Visual Edge Systems Inc. (the "Company") was organized to develop and market personalized videotape golf lessons featuring ONE-ON-ONE instruction by leading professional golfer Greg Norman and is in the early stages of being an operational company. The Company has developed video production technology which digitally combines actual video footage of a golfer's swing with a synchronized "split-screen" comparison to Greg Norman's golf swing to produce a 45-minute ONE-ON-ONE videotape golf lesson. The Company's ONE-ON-ONE personalized videotape golf lesson analyzes a golfer's swing by comparing it to Greg Norman's swing at several different club positions from two camera angles using Greg Norman's pre-recorded instructional commentary and analysis and computer graphics to highlight important golf fundamentals intended to improve a golfer's performance. The Company sells its products under the name "ONE-ON-ONE WITH GREG NORMAN."

                               BUSINESS OVERVIEW

INDUSTRY OVERVIEW

    Golf has become an increasingly popular form of sport and entertainment in recent years. According to the National Golf Foundation, consumer spending on golf-related activities, including green fees, golf equipment and related merchandise, increased from approximately $12.7 billion in 1989 to approximately $15.1 billion in 1994. The number of golfers and golf courses and driving ranges has also increased and golf industry participants have sought to increase public awareness and provide greater access to golfers of all ages and income levels.

PRODUCTS

    The Company has developed six full swing personalized ONE-ON-ONE golf lessons with Greg Norman for both right- and left-handed golfers. The Company's personalized products include a lesson stressing basic golf fundamentals for either males or females, a lesson geared towards senior golfers, an advanced lesson for lower-handicap players and a "follow-up" lesson which measures a golfer's improvement from prior lessons. The Company also plans to develop additional videotape golf lessons, such as short game, sand play and putting lessons.

RELATIONSHIP WITH GREG NORMAN

    Pursuant to a license agreement, as amended, by and among the Company, Greg Norman and Great White Shark Enterprises, Inc. (the "Greg Norman License"), Greg Norman agreed to grant to the Company a worldwide license to use his name, likeness and endorsement and certain trademarks owned by him in connection with the production and promotion of the Company's products. Pursuant to the Greg Norman License, the Company will make minimum guaranteed royalty payments to Mr. Norman from January 1998 through April 2000, which will consist of $2.38 million in cash and 102,000 shares of Common Stock. The Company has paid Mr. Norman $600,000 in cash through December 31, 1997. After the initial term, which ends on June 30, 2000, the Company has the option to renew the Greg Norman License for two additional five-year periods. The Company's business and prospects are dependent upon the Company's continued association with Greg Norman.

    The Greg Norman License prohibits Greg Norman from granting similar rights to any person with respect to any concept which is the same as or confusingly similar to the Company's concept or products. "Products" means a videotape or CD-ROM or printed versions or other similar medium that is given or sold to a customer upon use of the concept in which Greg Norman's golf swing or any other golf professional's golf swing is compared to the user's golf swing using audio and video analysis of both swings.

    The Company may assign the Greg Norman License to an affiliated entity and enter into distribution agreements with third parties with respect to product sales.

PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION

    The Company has filed a patent application with the United States Patent and Trademark Office covering certain aspects of its digital video editing and videotape production process. There can be no assurance, however, as to the breadth or degree of protection which patents may afford the Company, that any patent applications will result in issued patents or that patents will not be circumvented or invalidated. Rapid technological developments in the computer software industry result in extensive patent filings and a rapid rate of issuance of new patents. In addition, there can be no assurance that the Company will have financial or other resources necessary to enforce its own patent or defend a patent infringement action and the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company. The Company relies on proprietary processes and employs various methods to protect the concepts, ideas and documentation of its products. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such processes or obtain access to the Company's proprietary processes, ideas and documentation. Furthermore, although the Company has entered into confidentiality agreements with certain of its employees, there can be no assurance that such arrangements will adequately protect the Company.

RECENT FINANCING TRANSACTIONS

JUNE CONVERTIBLE FINANCING

    On June 13, 1997, the Company arranged a three-year $7.5 million debt and convertible equity facility (the "June Financing") with a group of investment funds (the "Funds"). The Company issued and sold to the Funds the following securities pursuant to the Securities Purchase Agreement, dated as of June 13, 1997 (the "Agreement"), among the Company and the Funds: (i) 8.25% unsecured convertible notes (the "Notes") in the aggregate principal amount of $7,500,000 with a maturity date of three years from the date of issuance, subject to the mandatory automatic exchange of $5 million of the Notes for Preferred Stock, par value $.01 per share, which Notes are convertible into shares of Common Stock (the "Note Conversion Shares") at any time and from time to time commencing January 1, 1998 at the option of the holder thereof subject to certain limitations on conversion set forth in the Agreement; (ii) 93,677 shares of Common Stock subject to adjustment (the "Grant Shares"); and (iii) five-year warrants (the "June Warrants") to purchase 100,000 shares of Common Stock (the "Warrant Shares") at an exercise price equal to $10.675. The June Warrants are redeemable commencing October 1, 1998 at a redemption price equal to $.10 per share, subject to adjustment based on a 20-day minimum closing bid price of the Common Stock. The net proceeds to the Company from the sale of the Notes, Grant Shares and June Warrants was $7,236,938. In addition, the Company issued 14,052 shares (the "IPO Underwriters Shares") of Common Stock to the underwriter in the Company's initial public offering as a fee for services rendered in connection with the transactions contemplated by the Agreement.

    Pursuant to the Agreement, the Company was required to issue additional Grant Shares (the "Additional Grant Shares") to the Funds in the event that the closing bid price of Common Stock for each trading day during any consecutive 10 trading days from June 13, 1997 through December 31, 1997 did not equal at least $10.00 per share. The closing bid price did not meet this level and as a result, the Company issued 180,296 Additional Grant Shares during the fourth quarter of 1997.

    Interest payments on the Notes are, at the option of the Company, payable in cash or in shares of Common Stock. During 1997 the Company issued, for payment of interest due, an aggregate of 22,962 shares (the "September Interest Shares") for the period ended September 30, 1997 and an aggregate of 43,209 shares (the "December Interest Shares") for the period ended December 31, 1997. In addition, on March 31, 1998, 47,147 additional shares (the "March Interest Shares") became issuable as interest for the quarter then ended.

    On February 6, 1998, the Company entered into the First Amendment to the Securities Purchase Agreement and Related Documents, dated as of December 31, 1997 (the "First Amendment"), among the Company and the Funds. Pursuant to the First Amendment, the Funds converted $6 million aggregate principal amount of the Notes into 6,000 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") with a redemption or liquidation value of $1,000 per share. The Preferred Stock is senior to the Common Stock with respect to dividends, liquidation and dissolution. Each share of Preferred Stock entitles the holder to an annual dividend of 8.25% ($82.50 per share), payable on a quarterly basis, which dividend increases to 18% in certain situations as specified in the Amended Certificate of Designation with respect to the Preferred Stock. In addition, the "Maximum Conversion Price" (as defined in the First Amendment) at which shares of Preferred Stock are convertible into Common Stock (the "Stock Conversion Shares") is $6.00, subject to adjustment in certain circumstances; in certain instances, such conversion price may be as low as 50% of the market price of the Common Stock.

    The remaining $1.5 million of outstanding Notes held by the Funds have become secured debt pursuant to a Security Agreement, dated as of February 6, 1998 (the "Security Agreement"), between the Company and H.W. Partners, L.P., as agent for and representative of the Funds. With respect to such $1.5 million in outstanding Notes, the Funds have been granted a security interest in the collateral described in the Security Agreement, which includes all of the Company's unrestricted cash deposit accounts, accounts receivable, inventory and equipment and fixtures excluding the vans.

    The Company has issued to the Funds an aggregate of 200,000 warrants (the "New Warrants"), each to purchase one share of Common Stock (collectively, the "New Warrant Shares") at an exercise price equal to $4.00 per share. The New Warrants are exercisable through December 2002 and are redeemable at the option of the Company, commencing January 1, 2000, based on a 20-day minimum closing bid price of Common Stock, at a redemption price equal to $.10 per share. The New Warrants also contain a "cashless exercise" feature.

    On March 16, 1998, the Company sold an additional 1,550 shares of Preferred Stock to the Funds in exchange for non-marketable securities with an aggregate fair value of $1,550,000. In connection therewith, the Funds as the holders of the majority of the outstanding Preferred Stock obtained the right to appoint one director to the Company's Board of Directors, though they had not named such director as of April 8, 1998.

    As a condition to the consummation of the transactions contemplated by the Marion Agreement (as defined herein), the Company entered into the Agreement and Second Amendment to Bridge Securities Purchase Agreement and Related Documents (the "Second Amendment"), among the Company and the Funds. Pursuant to the Second Amendment, the Funds agreed that they would not convert, prior to December 31, 1998, any shares of Preferred Stock or any principal amount of the Notes into shares of Common Stock, unless a "Material Transaction" (defined as a change of control of the Company, a transfer of all or substantially all of the Company's assets or a merger of the Company into another entity) has occurred. Further, the Funds agreed that they would not, prior to March 31, 1999, publicly sell any shares of Common Stock owned or acquired by the Funds, unless a Material Transaction has occurred; the Funds are permitted, after June 30, 1998 and subject to the Company's right of first refusal, to privately sell any shares of Common Stock that they own or acquire, provided the purchaser agrees in writing to be bound by the same resale restrictions.

    The Funds have granted to the Company an option to redeem the Preferred Stock and the Notes owned by the Funds as follows: (i) up to $2,500,000 may be redeemed on or before April 30, 1998; (ii) an additional $2,500,000 may be redeemed on or before May 31, 1998; and (iii) an additional $2,500,000 may be redeemed from and after June 1, 1998. If the date that the Company redeems such Preferred Stock and Notes is on or before June 30, 1998, the redemption price will be 80% of the principal amount outstanding of the Notes being redeemed or 80% of the liquidation preference of the Preferred Stock being redeemed, plus accrued interest and dividends in the event that all of the Preferred Stock and Notes owned by the

Funds are not redeemed by June 30, 1998. If the redemption of the Notes and Preferred Stock is after June 30, 1998 but on or before December 31, 1998, the 80% referred to in the preceding sentence shall increase by 2% per month, up to 90% in December 1998. If the redemption of the Notes and Preferred Stock occurs after December 31, 1998, the redemption price shall be as provided in the original agreement between the Company and the Funds. The Company is required to redeem all of the Preferred Stock outstanding prior to redemption of any of the Notes. In addition, the Funds have granted to the Company and to Marion (as hereafter defined) an option to acquire, on or before March 31, 1999, all of the shares of Common Stock owned by the Funds.

    In connection with the Second Amendment, the Funds received 100,000 shares of Common Stock, as well as the right to receive 200,000 additional shares of Common Stock (collectively, the "New Shares") in the event that all of the Preferred Stock and Notes owned by the Funds have not been redeemed by the Company by June 30, 1998. Further, the exercise price of the June Warrants has been reduced from $10.675 per share to $3.25 per share and the exercise price of the New Warrants has been reduced from $4.00 per share to $3.25 per share. The Company has agreed to register all of such shares of Common Stock (including the shares underlying warrants) under the Securities Act.

MARION EQUITY FINANCING

    In March 1998, the Company entered into a Purchase Agreement (the "Marion Agreement") with Marion Interglobal, Ltd., an investment group ("Marion"). The Marion Agreement calls for the Company to receive up to $11,000,000 from Marion in exchange for shares of Common Stock as explained herein. Pursuant to the Marion Agreement, the purchase of Common Stock is to occur in three tranches as follows: (i) on March 27, 1998 the Company sold to Marion 1,200,000 shares of Common Stock for an aggregate consideration of $3,000,000; $1,500,000 of the $3,000,000 has been funded, with the remaining $1,500,000 to be funded on April 16, 1998; (ii) sixty days following the registration of all the underlying shares of Common Stock under the Marion Agreement, the Company will sell to Marion 800,000 shares of Common Stock for an aggregate consideration of $2,000,000; and (iii) on or prior to September 30, 1998 the Company shall sell a number of shares of Common Stock (to be determined by when the closing occurs, which would range from 2,666,667 shares to 3,200,000 shares) for an aggregate consideration of $6,000,000. The third tranche is contingent on Marion's satisfaction that the Company has met or exceeded the financial targets expected by Marion, in its sole discretion. The Company has agreed to use the $6,000,000 in proceeds from the third tranche to redeem the Notes and Preferred Stock issued in the June Financing. The issuance and sale of 1,400,000 shares of Common Stock in the first tranche and all of the shares to be issued in the second tranche to Marion, is subject to approval by the Company's stockholders. The Company will pay transaction fees to Marion upon completion of each tranche as follows: (i) 1,200,000 shares of Common Stock for the first $3,000,000 tranche; (ii) 800,000 shares of Common Stock for the second $2,000,000 tranche; and (iii) no additional fee for the completion of the third tranche.

    Further, upon the consummation of the second tranche of the Marion Agreement, Mr. Alan Lubell, Chairman of the Board of the Company, has agreed to transfer to Marion 250,000 shares of Common Stock, which shares are required to be registered under the Securities Act.

    In addition, if the third tranche of the aforementioned financing is completed, then until March 30, 2001, the Company is required to obtain the prior written consent of Marion before the consummation of any additional financing transaction except for any credit facilities or lines of credit with lenders or equipment financing arrangements. Further, the Company may not redeem the warrants issued in its initial public offering (the "IPO Warrants") without the prior written consent of Marion.

                                  RISK FACTORS

    Readers of this Registration Statement should carefully consider the following risk factors, in addition to the other information contained herein. This Registration Statement contains certain statements of a forward looking nature relating to future events or the future financial performance of the Company within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and which are intended to be covered by the safe harbors created thereby. Readers are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors identified herein, including the matters set forth below, which could cause actual results to differ materially from those indicated by such forward looking statements.

    SIGNIFICANT AND CONTINUING LOSSES. For the period from July 15, 1994 (inception) to December 31, 1997, the Company incurred a cumulative net loss of $13,618,223. The Company believes that it will incur continuing losses until, at the earliest, the Company generates sufficient revenues to offset the substantial upfront capital expenditures and operating costs associated with commercializing its products.

    NEED FOR ADDITIONAL FINANCING. The Company recently entered into the Marion Agreement. The continued implementation of the Company's business plan will require capital resources that will be available to the Company only upon the completion of the first and second tranches of the aforementioned financing. There can be no assurance that the conditions necessary for the completion of these tranches will occur. In addition, if the third tranche of the aforementioned financing is completed, then until March 30, 2001, the Company is required to obtain the prior written consent of Marion before the consummation of any additional financing transaction except for any credit facilities or lines of credit with lenders or equipment financing arrangements. There can be no assurance that Marion will consent to any additional financings.

    UNCERTAINTY OF PROPOSED PLAN OF OPERATION. The Company's plan of operation and prospects are largely dependent upon the Company's ability to successfully hire and retain skilled technical, marketing and other personnel, establish and maintain satisfactory relationships with those who arrange golf events, successfully develop, equip and operate ONE-ON-ONE vans on a timely and cost effective basis and achieve significant market acceptance for its products. There can be no assurance that the Company will be able to continue to implement its business plan or that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in its implementation.

    POTENTIAL INFLUENCE ON MARKET OF SALE OF THE FUNDS' SHARES AND MARION'S SHARES; DILUTION. As part of the June Financing, the Company issued to the Funds, through December 31, 1997, an aggregate of 65,671 September Interest and December Interest Shares, 93,677 Grant Shares and 180,296 Additional Grant Shares. In addition, the Company will be obligated to issue to the Funds the Note Conversion Shares and the Stock Conversion Shares in the event that the Funds decide to convert their Notes or shares of Preferred Stock into Common Stock. As of December 31, 1997, the Funds converted $6.0 million aggregate principal amount of the Notes into 6,000 shares of Preferred Stock. The remaining $1.5 million in Notes outstanding, as well as the 6,000 outstanding shares of Preferred Stock, are convertible into Common Stock at an average discount of 20% to the market price of the Common Stock at the time of conversion; in certain circumstances, the conversion price may be as low as 50% of the market price of the Common Stock at the time of conversion. Conversion of some or all of the $7.5 million of Notes and Preferred Stock would have a dilutive effect on the Company's stockholders. In addition, in connection with the Marion Agreement the Company is to issue 2,400,000 shares of Common Stock in the first tranche (of which half of such shares have been issued) and may be obligated to issue an additional 4,800,000 shares of Common Stock to Marion, which shares will be registered under the Securities Act, at which time such shares will be freely tradable without restriction. While no prediction can be made as to the effect that the sale of any of the aforementioned shares will have on market prices of the Common Stock prevailing from time to time, the possibility that a substantial number of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices and could impair the Company's ability to further raise capital through the sale of its equity securities.

    POTENTIAL INFLUENCE ON MARKET OF WARRANT REDEMPTION. Each of the 1,495,000 IPO Warrants entitles the registered holder thereof to purchase one share of Common Stock, at a price of $5.00, subject to adjustment in certain circumstances, at any time until July 24, 2000. The IPO Warrants are redeemable by the Company, upon the consent of the underwriter in the Company's initial public offering (the "IPO"), at a price of $.10 per Warrant, and subject to the terms set forth therein. In the event that the Company calls the IPO Warrants for redemption, it will be economically advantageous for the warrant holders to exercise the IPO Warrants, resulting in the issuance by the Company of up to 1,495,000 additional shares of Common Stock. While no prediction can be made as to the effect, if any, that the availability for sale or actual sale of such shares of Common Stock will have on market prices prevailing from time to time, the possibility that a substantial number of shares of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to further raise capital through the sale of its equity securities. Further, the exercise of the IPO Warrants and issuance of shares of Common Stock at a price of $5.00 (an amount that is likely to be below the prevailing market price of the Common Stock since a precondition for the redeemability of the IPO Warrants is that the price of the Common Stock is at least $7.50, subject to certain terms and adjustments) may have an adverse effect on the market price of the Common Stock. In addition, the Company may not redeem the IPO Warrants without the prior written consent of Marion. There can be no assurance that Marion will consent to such redemption.

    OUTSTANDING OPTIONS AND WARRANTS. There are currently outstanding options to purchase an aggregate of 948,419 shares of Common Stock at exercise prices ranging from $3.375 to $10.75 per share, and outstanding warrants (including the IPO Warrants) to purchase an aggregate of 2,230,000 shares of Common Stock at exercise prices ranging from $3.25 to $10.00. Exercise of any of the foregoing options or warrants will have a dilutive effect on the Company's stockholders. Furthermore, the terms upon which the Company may be able to obtain additional equity financing may be adversely affected, since the holders of the options or warrants can be expected to exercise them, if at all, at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options or warrants.

    DEPENDENCE ON GREG NORMAN LICENSE. Pursuant to the Greg Norman License, Greg Norman agreed to grant to the Company a worldwide license to use his name, likeness, endorsement and certain trademarks in connection with the production and promotion of the Company's products. The Company will make guaranteed minimum royalty payments to Mr. Norman from January 1998 through April 2000, which will consist of $2.38 million in cash and 102,000 shares of Common Stock. Pursuant to the Greg Norman License, the Company has paid Mr. Norman $600,000 through December 31, 1997. Failure to make any required payment under the Greg Norman License would result in termination of the license agreement, which would have a material adverse effect on the Company. Greg Norman's death, disability or retirement from tournament play or any significant decline in the level of his tournament play may, under certain circumstances, have a material adverse effect on the Company. In addition, the commission by Greg Norman of any serious crime or any act which adversely affects his reputation could also have an adverse affect on the Company. The Company has obtained "key-man" insurance on the life of Greg Norman in the amount of $10,000,000.

    UNCERTAINTY OF MARKET ACCEPTANCE AND COMMERCIALIZATION STRATEGY. The Company's ONE-ON-ONE personalized videotape golf lesson is a new business concept and, accordingly, demand and market acceptance for the Company's products is subject to a high level of uncertainty. Achieving market acceptance for the Company's products will require significant efforts and expenditures by the Company to create awareness and demand. The Company's prospects will be significantly affected by its ability to successfully build an effective sales organization and develop a significant number of ONE-ON-ONE vans. The Company only commenced marketing activities in 1997 and has limited marketing and technical experience and limited financial, personnel and other resources to independently undertake extensive marketing activities. The Company's strategy and preliminary and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in the Company's marketing efforts, changes in market conditions (including the emergence of potentially significant related market segments), the nature of possible license and distribution arrangements which may become available to it in the future and competitive factors. To the extent that the Company enters into thirdparty marketing and distribution arrangements in the future, it will be dependent on the marketing efforts of such third parties and in certain instances on the popularity and sales of their products. Additionally, to the extent that the Company seeks to market its products in foreign markets, the Company may be subject to various risks associated with foreign trade, including customs duties, quotas and other trade restrictions, shipping delays, currency fluctuations and international political and economic developments. There can be no assurance that the Company's strategy will result in successful product commercialization or that the Company's efforts will result in initial or continued market acceptance for the Company's products.

    POTENTIAL PRODUCT OBSOLESCENCE. The markets for the Company's products may be characterized by rapidly changing technology which could result in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete may be dependent upon the Company's ability to continually enhance and improve its software. There can be no assurance that competitors will not develop technologies or products that render the Company's products obsolete or less marketable.

    DEPENDENCE ON KEY PERSONNEL; NEED FOR QUALIFIED PERSONNEL. The prospects of the Company are dependent on the personal efforts of Earl T. Takefman, its Chief Executive Officer, and other key personnel. The loss of the services of Mr. Takefman could have a material adverse effect on the Company's proposed business and prospects. The Company has entered into employment agreements with Mr. Takefman and other key personnel and has obtained "key-man" insurance on the life of Mr. Takefman in the amount of $5,000,000. The success of the Company is also dependent upon its ability to hire and retain additional qualified marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain additional qualified personnel. Any inability to attract and retain qualified personnel would have a material adverse effect on the Company.

    DEPENDENCE ON LIMITED PRODUCT LINE. The Company is entirely dependent on the sales of a limited product line to generate revenues and on the commercial success of its products. There can be no assurance that the Company's products will prove to be commercially viable. Failure to achieve commercial viability would have a material adverse effect on the Company.

    INDUSTRY FACTORS. The Company's future operating results will depend on numerous factors beyond its control, including the popularity, price and timing of competitors' products being introduced and distributed, national, regional and local economic conditions (particularly recessionary conditions adversely affecting consumer spending), changes in consumer demographics, the availability and relative popularity of other forms of sports and entertainment, and public tastes and preferences, which may change rapidly and cannot be predicted. The Company's ability to plan for product development and promotional activities may be affected by the Company's ability to anticipate and respond to relatively rapid changes in consumer tastes and preferences. To the extent that the Company targets consumers with limited disposable income, the Company may find it more difficult to price its products at levels which result in profitable operations. In addition, seasonal weather conditions limiting the playing seasons in certain geographic areas may result in fluctuations in the Company's future operating results.

    DEPENDENCE ON THIRD PARTY PRODUCTION COMPANIES AND EQUIPMENT
MANUFACTURERS. The Company relies on third party manufacturers for all of its supply of video and computer equipment and vans used in its operations. The Company has not entered into agreements with any equipment manufacturer and intends to purchase or lease equipment components pursuant to purchase orders placed from time to time in the ordinary course of business. While the Company is not dependent on any single supplier to continue its operations, the failure or delay by any manufacturer in supplying components to the Company on favorable terms could result in interruptions in its operations and adversely affect the Company's ability to implement its business plan.

    NO DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay dividends on the Common Stock in the foreseeable future. In addition, the payment of cash dividends is limited by the terms of the Preferred Stock and may be further limited or prohibited by the terms of future loan agreements, if any, or the future issuance of other series of Preferred Stock, if any.

    AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the Company's Board of Directors to issue up to 5,000,000 shares of Preferred Stock, from time to time, in one or more series. On February 6, 1998, $6 million principal amount of outstanding Notes was converted into 6,000 shares of Preferred Stock and on March 16, 1998, an additional 1,550 shares of Preferred Stock was purchased by the Funds in exchange for non-marketable securities with an aggregate fair value of $1,550,000. The Preferred Stock has a liquidation or redemption preference of $1,000 per share and is senior to the Common Stock with respect to dividends, liquidation and dissolution. Each share of Preferred Stock entitles the holder to an annual dividend of 8.25% ($82.50 per share), payable on a quarterly basis, which dividend increases to 18% in certain situations as specified in the Amended Certificate of Designation with respect to the Preferred Stock. Holders of the shares of Preferred Stock do not have voting rights, except upon the occurrence of certain events that would affect the preferences and rights of the Preferred Stock. Each share of Preferred Stock is convertible into Common Stock at the lesser of: (i) $6.00 per share of Common Stock or (ii) a discount ranging from 15% to 22.5% of the market price of the Common Stock at the time of conversion; in certain circumstances, the conversion price may be as low as 50% of the market price of the Common Stock at the time of conversion. The Preferred Stock is redeemable by the Company at any time at its option. In addition, the holder of a majority of the outstanding Preferred Stock have the right to appoint one director to the Company's Board of Directors, though they had not named such director at April 8, 1998.

    The Board of Directors is authorized, without further approval of the stockholders, to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each new series of Preferred Stock.

    VOLATILITY OF MARKET PRICE OF COMMON STOCK AND WARRANTS. Since the IPO, the market prices of the Company's publicly traded securities have been highly volatile as has been the case with the securities of other emerging companies. Factors such as the Company's operating results and announcements by the Company or its competitors may have a significant impact on the market price of the Company's securities. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies.

    POTENTIAL INFLUENCE ON THE MARKET OF THE IPO UNDERWRITER. The underwriter in the Compay's IPO makes a market in the Common Stock and the IPO Warrants and may otherwise effect transactions in the Common Stock and the IPO Warrants. Such activities may exert a dominating influence on the market and such activity may be discontinued at any time. The prices and liquidity of the Company's securities may be significantly affected by the underwriter in the Company's IPO.

    LIMITATIONS OF LIABILITY OF DIRECTORS AND OFFICERS. The Company's Certificate of Incorporation includes provisions to limit, to the full extent permitted by Delaware law, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Certificate of Incorporation also includes provisions to the effect that (subject to certain exceptions) the Company shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify, and upon request shall advance expenses to, any director or officer to the extent permitted under such law as it may from time to time be in effect. In addition, the Company's By-Laws require the Company to indemnify, to the full extent permitted by law, any director, officer, employee or agent of the Company for acts which such person reasonably believes are not in violation of the Company's corporate purposes as set forth in the Certificate of Incorporation. As a result of such provisions in the Certificate of Incorporation and the By-Laws of the Company, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence, gross negligence or a violation of their fiduciary duties, which may reduce the likelihood of stockholders instituting derivative litigation against directors and officers and may discourage or deter stockholders from suing directors, officers, employees and agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its stockholders.

                                USE OF PROCEEDS

    The Shares of Common Stock being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

    An aggregate of 8,761,291 shares of Common Stock may be offered and sold pursuant to this Prospectus consisting of the following: (i) 7,450,000 shares of Common Stock sold and/or issuable to certain Selling Stockholders in connection with the Marion Agreement; (ii) an aggregate of 929,291 shares of Common Stock owned by, or issuable to, the Funds in connection with the June Financing; (iii) 102,000 shares issuable to Greg Norman in connection with the Greg Norman License; (iv) 270,000 shares issued to a Selling Stockholder as consideration for financial services provided to the Company; and (v) an aggregate of 10,000 shares owned by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. Except as indicated, none of the Selling Stockholders has ever held any position or office with the Company or has had any other material relationship with the Company. The following table sets forth certain information with respect to the Selling
Stockholders:

                                              PERCENTAGE                                            PERCENTAGE
                             BENEFICIAL       BENEFICIAL                         BENEFICIAL         BENEFICIAL
                            OWNERSHIP OF     OWNERSHIP OF       AMOUNT OF       OWNERSHIP OF       OWNERSHIP OF
                            COMMON STOCK     COMMON STOCK      COMMON STOCK     COMMON STOCK       COMMON STOCK
SELLING STOCKHOLDERS       PRIOR TO SALE    BEFORE OFFERING      OFFERED       AFTER OFFERING     AFTER OFFERING
-------------------------  --------------  -----------------  --------------  -----------------  -----------------
Marion Interglobal,
  Ltd....................      7,450,000(1)          12.8%(2)     7,450,000             (3)                (3)
Infinity Investors
  Limited................        552,011(4)(5)           5.4        412,079(5)           (3)               (3)
Infinity Emerging
  Opportunities
  Limited................        122,140(4)(6)           1.2         91,572(6)           (3)               (3)
Summit Capital Limited...        127,571(4)(7)           1.3        113,394(7)           (3)               (3)
Glacier Capital
  Limited................        127,569(4)(8)           1.3        113,393(8)           (3)               (3)
Investor Relations
  Services...............        270,000             3.5            270,000             (3)                (3)
Greg Norman..............        427,000(9)           5.5           102,000             (3)                (3)
Frank Williams(10).......         78,315             1.0              5,000             (3)                (3)
John New.................          5,000               *              5,000             (3)                (3)

------------------------

*   Less than 1%

(1) Includes shares of Common Stock issued to date to Marion in the first tranche of the Marion Agreement, as well as the maximum number of shares of Common Stock issuable upon the consummation of the second half of the first tranche of the Marion Agreement, as well as the second and third tranches. Also includes 250,000 shares of Common Stock to be transferred from Alan Lubell, the Chairman of the Board of the Company, to Marion upon the consummation of the second tranche of the Marion Agreement. See "The Company--Marion Equity Financing."

(2) Percentage calculated includes only the 1,000,000 shares of Common Stock issued to date to Marion.

(3) Because this Selling Stockholder may sell all, some or none of the Shares included herein, and because the offering contemplated by this Prospectus is not now a "firm commitment" underwritten offering, no estimate may be given as to the number of Shares that will be held by such Selling Stockholder upon or prior to the termination of this offering. See "Plan of Distribution."

(4) Excludes all Note Conversion Shares and Stock Conversion Shares. See "The Company--June Convertible Financing."

(5) Includes an aggregate of 44,387 Additional Grant Shares, 13,477 September Interest Shares, 25,926 December Interest Shares, 28,289 March Interest Shares, 120,000 New Warrant Shares, 60,000 New Shares issued to date and 120,000 New Shares issuable on June 30, 1998 in certain circumstances. See "The Company--June Financing."

(6) Includes an aggregate of 9,862 Additional Grant Shares, 2,995 September Interest Shares, 5,761 December Interest Shares, 6,286 March Interest Shares, 26,667 New Warrant Shares, 13,334 New Shares issued to date and 26,667 New Shares issuable on June 30, 1998 in certain circumstances. See "The Company--June Financing."

(7) Includes an aggregate of 12,490 Grant Shares, 9,862 Additional Grant Shares, 2,995 September Interest Shares, 5,761 December Interest Shares, 6,286 March Interest Shares, 26,667 New Warrant Shares, 13,333 New Shares issued to date, 26,667 New Shares issuable on June 30, 1998 in certain circumstances and 9,333 June Warrant Shares. See "The Company--June Financing." Such Grant Shares and June Warrant Shares have been transferred to this Selling Stockholder from Sandera Partners, L.P., an affiliated entity.

(8) Includes an aggregate of 12,490 Grant Shares, 9,862 Additional Grant Shares, 2,995 September Interest Shares, 5,761 December Interest Shares, 6,286 March Interest Shares, 26,667 New Warrant Shares, 13,333 New Shares issued to date, 26,666 New Shares issuable on June 30, 1998 in certain circumstances and 9,333 June Warrant Shares. See "The Company--June Financing." Such Grant Shares and June Warrant Shares have been transferred to this Selling Stockholder from Lion Capital Partners, L.P., an affiliated entity.

(9) Includes 102,000 shares issuable under the Greg Norman License and 25,000 shares issuable upon exercise of immediately exercisable options.

(10) Includes 14,997 shares issuable upon exercise of immediately exercisable options. Mr. Williams was formerly a director of the Company.

    The Company has agreed to register the public offering of all of the Shares under the Securities Act. Pursuant to a Registration Rights Agreement, dated as of March 27, 1998, between the Company and Marion, Marion has agreed to pay all expenses incurred in connection with the registration of the Shares, including all registration, listing and qualification fees, printers and acounting fees and the fees and disbursements of the Company's counsel. Marion will not pay underwriting discounts or commissions, stock transfer taxes, if any, or fees and expenses of counsel to the extent that such expenses are incurred by other Selling Stockholders.

    The Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."

    Pursuant to the terms of a Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds, as amended, the Company has agreed to file the Registration Statement to which this Prospectus forms a part for the purpose of registering the potential resale of the Funds' shares set forth above. In addition, the Company and the Funds have agreed to indemnify each other and certain affiliated parties from and against any losses or claims arising out of, among other things, (1) any alleged untrue statement of a material fact or (2) any material omission contained or referred to in the Registration Statement. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                              PLAN OF DISTRIBUTION

    Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledgees, donees, distributees, transferees or other successors in interest. Such sales may be made on Nasdaq, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions:
(a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in the resales.

    In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

    Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

    Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, is acting as principal or agent for the Selling Stockholders, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

    The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Shareholder, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Common Stock.

    It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                 LEGAL MATTERS

    The validity of the Shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

    The financial statements of Visual Edge Systems Inc. as of December 31, 1997 and for the year then ended incorporated by reference in this registration statement have been audited by Arthur Andersen, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. The financial statements of Visual Edge Systems Inc. as of December 31, 1996 and for the year then ended have been incorporated by reference herein from the Company's 1997 Annual Report on Form 10-KSB in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included therein, and upon the authority of said firm as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Certain Documents by
  Reference.....................................          2
The Company.....................................          4
Risk Factors....................................          7
Use of Proceeds.................................         11
Selling Stockholders............................         12
Plan of Distribution............................         14
Legal Matters...................................         15
Experts.........................................         15

                           VISUAL EDGE SYSTEMS, INC.

                              8,761,291 SHARES OF

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                 APRIL 15, 1998

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